UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

CONTENTS

The following documents of the Registrant are submitted herewith:

		Page
99.1	Condensed Consolidated Balance Sheets as of December 27, 2008 and March 29, 2008	5

99.2	Unaudited Condensed Consolidated Statements of Operations for the thirteen week periods ended December 27, 2008 and December 29, 2007 and for the thirty-nine week periods ended December 27, 2008 and December 29, 2007	6

99.3	Unaudited Condensed Consolidated Statements of Cash Flows for the thirty-nine week periods ended December 27, 2008 and December 29, 2007	7

99.4	Notes to the Unaudited Condensed Consolidated Financial Statements	8

99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations	13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: February 25, 2009		Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Condensed Consolidated Balance Sheets as of December 27, 2008 and March 29, 2008

Exhibit 99.2	Unaudited Condensed Consolidated Statements of Operations for the thirteen week periods ended December 27, 2008 and December 29, 2007 and for the thirty-nine week periods ended December 27, 2008 and December 29, 2007

Exhibit 99.3	Unaudited Condensed Consolidated Statements of Cash Flows for the thirty-nine week periods ended December 27, 2008 and December 29, 2007

Exhibit 99.4	Notes to the Unaudited Condensed Consolidated Financial Statements

Exhibit 99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations

EXHIBIT 99.1

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	December 27, 2008	March 29, 2008
	(Unaudited)	(Audited)
Assets
Current Assets:
Cash and cash equivalents	$6,335	$3,170
Accounts receivable	14,665	11,979
Inventories	167,268	181,925
Deferred income taxes	—	4,595
Other current assets	4,633	5,184

Total current assets	192,901	206,853

Property and equipment	33,551	39,575
Goodwill and other intangible assets	1,085	13,123
Deferred income taxes	—	31,424
Other assets	3,453	873

Total non-current assets	38,089	84,995

Total assets	$230,990	$291,848

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$91,813	$120,131
Accounts payable	40,045	37,805
Accrued liabilities	8,507	9,611
Current portion of long-term debt	3,665	2,629

Total current liabilities	144,030	170,176

Long-term debt	33,755	24,669
Other long-term liabilities	3,431	4,131

Total long-term liabilities	37,186	28,800

Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 3,623,982 and 3,562,165, respectively	22,251	22,200
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970 and 7,717,970, respectively	38,613	38,613
Class C common stock – no par value, 100,000 authorized, none issued	—	—
Preferred stock – no par value, 2,034,578 authorized, none issued	—	—
Non-voting common shares – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	15,703	15,699
(Accumulated deficit) retained earnings	(30,004)	16,610
Accumulated other comprehensive income (loss)	3,211	(250)

Total stockholders’ equity	49,774	92,872

Total liabilities and stockholders’ equity	$230,990	$291,848

Future operations (note 1)
Subsequent events (note 8)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.2

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	13 weeks ended December 27, 2008	13 weeks ended December 29, 2007	39 weeks ended December 27, 2008	39 weeks ended December 29, 2007
Net sales	$88,067	$122,614	$221,654	$250,511
Cost of sales	50,518	63,155	123,840	130,541

Gross profit	37,549	59,459	97,814	119,970

Selling, general & administrative expenses	29,574	37,259	88,048	95,883
Goodwill impairment	11,208	—	11,208	—
Depreciation and amortization	1,497	1,770	4,892	5,114

Total operating expenses	42,279	39,029	104,148	100,997

Operating (loss) income	(4,730)	20,430	(6,334)	18,973
Interest and other financial costs	2,237	3,102	7,422	8,108

(Loss) income before income taxes	(6,967)	17,328	(13,756)	10,865
Income tax expense	35,685	4,636	32,858	3,680

Net (loss) income	$(42,652)	$12,692	$(46,614)	$7,185

Weighted average shares outstanding
Basic	11,342	11,266	11,332	11,258
Diluted	11,342	11,621	11,332	11,783
Net (loss) income per share
Basic	$(3.76)	$1.13	$(4.11)	$0.64
Diluted	$(3.76)	$1.09	$(4.11)	$0.61

See accompanying notes to Unaudited Condensed Consolidated Financial Statements

EXHIBIT 99.3

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	39 weeks ended December 27, 2008	39 weeks ended December 29, 2007
Cash flow provided by operating activities:
Net (loss) income	$(46,614)	$7,185
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	5,530	5,820
Amortization of debt costs	480	204
Non-cash stock compensation (income) expense	(27)	50
Goodwill impairment	11,208	—
Impairment of long-lived assets	735	—
Deferred income taxes	32,858	3,630
Other operating activities, net	(792)	(778)
(Increase) decrease in assets:
Accounts receivable	(3,857)	428
Inventories	1,140	(12,018)
Other current assets	84	688
Increase (decrease) in liabilities:
Accounts payable	5,400	22,804
Accrued liabilities and other long-term liabilities	2,419	2,945

Net cash provided by operating activities	8,564	30,958

Cash flows used in investing activities:
Additions to property and equipment	(4,298)	(7,758)
Cost of business acquisition	—	(7,025)
Other investing activities, net	(51)	(38)

Net cash used in investing activities	(4,349)	(14,821)

Cash flows used in financing activities:
Decrease in bank indebtedness	(11,099)	(19,105)
Increase in obligations under capital leases	2,899	4,946
Increase in long term debt	13,000	—
Repayment of long-term debt	(794)	(500)
Repayment of obligations under capital leases	(1,538)	(812)
Additions to deferred financing costs	(3,228)	(304)
Other financing activities, net	23	177

Net cash used in financing activities	(737)	(15,598)
Effect of exchange rate on cash and cash equivalents	(313)	211

Net increase in cash and cash equivalents	3,165	750
Cash and cash equivalents at beginning of period	3,170	2,976

Cash and cash equivalents at end of period	$6,335	$3,726

Supplemental cash flow information:
Interest paid	$7,592	$8,645
Non-cash transactions from investing activities:
Property and equipment additions included in accounts payable and accrued liabilities	$247	$417

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.4

BIRKS & MAYORS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation, Significant Accounting Policies and Future Operations

Basis of Presentation

These Unaudited Condensed Consolidated Financial Statements of Birks & Mayors Inc. (“Birks & Mayors” or the “Company”) include the accounts of the Canadian parent company Birks & Mayors Inc. (“Birks”), its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”), and Mayors’ wholly-owned subsidiary Henry Birks & Sons U.S. Inc. These Unaudited Condensed Consolidated Financial Statements are prepared in U.S. dollars and do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Condensed Consolidated Financial Statements of the Company in this report for the thirteen and thirty-nine week periods ended December 27, 2008 have not been audited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position and results of operations for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 29, 2008, filed with the U.S. Securities and Exchange Commission (“SEC”) on June 30, 2008.

Significant Accounting Policies

These financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the U.S. and with general practices of the retail industry. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories, accounts receivable and deferred tax assets, provisions for income taxes, and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. The consolidated financial statements include certain reclassifications of prior period amounts in order to conform with current period presentation.

Future Operations

These financial statements have been prepared on a going concern basis in accordance with Generally Accepted Accounting Principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The recent banking and financial crisis, surging home foreclosure rates in the U.S. and more specifically, Florida, and the global economic recession has created an extremely challenging retail and economic environment, especially for luxury retailers. These unprecedented conditions have negatively impacted not only the Company’s operating performance, but its availability to sources of financing to fund its operations. In December of 2008, the Company successfully negotiated an amendment and extension of its senior secured revolving credit facility, which extended its borrowing terms through December 2011, albeit at a higher interest cost. The Company also obtained additional financing through a $13 million secured term loan that is subordinated in lien priority to its senior secured revolving credit facility. Under the terms of the amended credit facility, there are periods where the Company’s funding availability is further reduced. In January 2009, the Company entered into a secured term loan agreement with Investissement Quebec to finance up to Cdn $2.9 million of expenses and inventory costs related to its sponsorship of the 2010 Olympic and Paralympic Winter Games. In addition, in February 2009, the Company entered into a seven year secured term loan agreement with Investissement Quebec in the amount of Cdn $10 million. This secured term loan will be used to fund the working capital needs of the Company and for general corporate purposes. Also in February 2009, the Company received a $2.0 million advance from its controlling shareholder, Montrovest BV, to finance the Company’s liquidity needs. In addition to obtaining this additional financing, the Company announced in January 2009, expense reductions, including the elimination of 80 full-time positions, suspension of its traditional management cash bonus program effective the beginning of fiscal 2010, as well as a salary reduction program which reduces the salary for all employees of the Company. The Company believes that with this additional financing, planned reductions in operating expenses, inventory and capital expenditures, that it will be able to adequately fund its operations and meet its cash flow requirements for the next twelve months. This determination, however, could be impacted by economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control. If any of the factors or events described previously result in operating performance being significantly lower than currently forecasted or if the Company’s senior lenders impose additional restrictions on its ability to borrow on the Company’s collateral, the Company’s ability to continue as a going-concern could be in substantial doubt and its capacity to realize the carrying value of its assets and repay its existing and future obligations as they generally become due without additional financing. These financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate.

Annually, the Company’s fiscal year ends on the last Saturday of March. The Company refers to the prior fiscal year ended March 29, 2008 as fiscal 2008, and the current fiscal year ending March 28, 2009 as fiscal 2009. Fiscal 2008 and fiscal 2009 consist of four thirteen week periods.

2. Income Taxes

The Company has adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48 Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of Statement of Financial Accounting Standards (“SFAS”) No. 109. During the thirty-nine week period ended December 27, 2008, the unrecognized tax benefits of the Company were decreased by approximately $2.3 million to nil.

The Company recognizes interest and penalties related to uncertain income tax positions in income tax expense. As of December 27, 2008, the Company had no accrued interest or penalties related to uncertain income tax positions due to available tax loss carry forwards. The tax years 2005 through 2008 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company evaluates its deferred tax assets to determine if any adjustments to its valuation allowances are required under the guidance of SFAS No. 109, “Accounting for Income Taxes.” As a result of economic downturn and its impact on customer demand and on the Company’s profitability during the current fiscal year, the Company evaluated the recoverability of its deferred tax assets. As part of this analysis, the Company reviewed its pre-tax earnings or losses during the current fiscal year and two prior fiscal years in both its Canadian and U.S. operations as well as forecasted usage in future years. This analysis showed the Company incurred a cumulative pre-tax loss associated with its U.S. operations during the current and prior two fiscal years primarily associated with the level of pre-tax losses incurred during the current fiscal year. For the same period, the Canadian operations showed pre-tax income, however, due to the level of pre-tax loss estimated for the current fiscal year in Canada along with the uncertainty of positive financial results in both its U.S. and Canadian operations for the next fiscal year, in light of the current economic slow down, the Company could not reach the required conclusion that it would be able to more likely than not recognize the recorded value of both its U.S. and Canadian deferred tax assets in the future. Accordingly, the Company recorded a valuation allowance of $34.3 million against the full value of the Company’s net deferred tax assets, which resulted in an associated non-cash charge to tax expense of $34.3 million in December 2008.

3. Net (Loss) Income Per Share

The following table sets forth the computation of basic and diluted earnings per common share for thirteen week periods ended December 27, 2008 and December 29, 2007 and for the thirty-nine week periods ended December 27, 2008 and December 29, 2007. The following table is in thousands, except per share data:

	13 weeks ended December 27, 2008	13 weeks ended December 29, 2007	39 weeks ended December 27, 2008	39 weeks ended December 29, 2007
Numerator:
Net (loss) income	$(42,652)	$12,692	$(46,614)	$7,185

Denominator:
Weighted average shares outstanding
Basic	11,342	11,266	11,332	11,258
Dilutive effect of stock options, warrants and stock appreciation rights (SARs)	—	355	—	525

Diluted	11,342	11,621	11,332	11,783

Net (loss) income per share:
Basic	$(3.76)	$1.13	$(4.11)	$0.64
Diluted	$(3.76)	$1.09	$(4.11)	$0.61

For the thirteen and thirty nine-week periods ended December 27, 2008, 1,105,601 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants, and 113,034 shares underlying outstanding stock appreciation rights (“SARs”) were excluded from the computation of net income per diluted share due to their antidilutive effect.

For the thirteen and thirty-nine week periods ended December 29, 2007, there were approximately 85,000 shares underlying outstanding stock options excluded from the computation of net income per diluted share due to their antidilutive effect.

4. Inventories

Inventories are summarized as follows:

	As of December 27, 2008	As of March 29, 2008
	(In thousands)
Raw materials	$4,886	$6,951
Work in progress	480	2,861
Retail inventories and manufactured finished goods	161,902	172,113

	$167,268	$181,925

5. Segmented Information

The Company has two reportable segments, “Retail” and “Other.” At December 27, 2008, Retail operated 37 stores across Canada under the Birks brand, and 31 stores in the Southeastern U.S. under the Mayors brand, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Other consists primarily of our corporate sales division which services business customers by providing them with unique items for recognition programs, service awards and business gifts and also includes our manufacturing operations, which produce inventories for the Retail segment of our business.

These two segments are managed and evaluated separately based on gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the thirteen week periods ended December 27, 2008 and December 29, 2007, is set forth below:

	RETAIL		OTHER		TOTAL
	13 weeks ended 12/27/08	13 weeks ended 12/29/07	13 weeks ended 12/27/08	13 weeks ended 12/29/07	13 weeks ended 12/27/08	13 weeks ended 12/29/07
	(In thousands)
Sales to external customers	$83,653	$118,541	$4,414	$4,073	$88,067	$122,614
Inter-segment sales	—	—	$7,793	$11,138	$7,793	$11,138
Unadjusted gross profit	$37,785	$58,299	$2,305	$3,835	$40,090	$62,134

The following table sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the thirteen week periods ended December 27, 2008 and December 29, 2007:

	13 weeks ended December 27, 2008	13 weeks ended December 29, 2007
	(In thousands)
Unadjusted gross profit	$40,090	$62,134
Inventory provisions	(1,214)	(1,197)
Other unallocated costs	(1,579)	(1,623)
Recognition (elimination) of intercompany profit	252	145

Gross profit	$37,549	$59,459

Certain information relating to the Company’s segments for the thirty-nine week periods ended December 27, 2008 and December 29, 2007 is set forth below:

	RETAIL		OTHER		TOTAL
	39 weeks ended 12/27/08	39 weeks ended 12/29/07	39 weeks ended 12/27/08	39 weeks ended 12/29/07	39 weeks ended 12/27/08	39 weeks ended 12/29/07
	(In thousands)
Sales to external customers	$211,285	$241,240	$10,369	$9,271	$221,654	$250,511
Inter-segment sales	—	—	$24,193	$27,403	$24,193	$27,403
Unadjusted gross profit	$97,412	$118,272	$6,096	$6,892	$103,508	$125,164

The following table sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the thirty-nine week periods ended December 27, 2008 and December 29, 2007:

	39 weeks ended December 27, 2008	39 weeks ended December 29, 2007
	(In thousands)
Unadjusted gross profit	$103,508	$125,164
Inventory provisions	(2,833)	(2,619)
Other unallocated costs	(3,223)	(3,299)
Recognition of intercompany profit	362	724

Gross profit	$97,814	$119,970

6. Bank Indebtedness and Long-Term Debt

On December 17, 2008, the Company executed an amendment and extension of its senior secured revolving credit facility. The Company’s $160 million senior secured revolving credit facility, which was set to expire on January 19, 2009, was amended and extended for a total of $135 million and will bear interest in the range of a LIBOR rate plus 2.5% to a LIBOR based rate plus 3.0% (based on excess availability thresholds) for up to a $124 million tranche of the facility and in the range of a LIBOR based rate plus 4.5% to a LIBOR based rate plus 5.0% (based on excess availability thresholds) for an $11 million tranche of the facility. In addition, on December 17, 2008, the Company obtained a $13 million secured term loan that is subordinated in lien priority to its senior secured revolving credit facility and bears interest at a rate of the greater of 16% per annum or one-month LIBOR based rate plus 12% and is included in long-term debt on the Company’s Unaudited Condensed Consolidated Balance sheet. These two credit facilities have a three-year term expiring on December 16, 2011 and will primarily be used to finance inventory, capital expenditures, working capital and provide liquidity for other general corporate purposes.

The amended senior secured credit facility also contains limitations on the Company’s ability to pay dividends, more specifically, among other limitations, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve month period. Additionally, the Company is required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $20 million in order to qualify for payment of dividends.

7. Goodwill and Long-Lived Assets

The Company applies the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” to goodwill and performs a goodwill impairment analysis using the two-step method annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company completed its annual impairment analysis during the fourth quarter of the last fiscal year and determined that no impairment existed as of the date of that analysis. However, during the thirteen week period ended December 27, 2008, based upon a combination of factors, including a significant decline in the Company’s stock price and its impact on the Company’s market capitalization as compared to its net book value, as well as the impact of economic downturn on customer demand especially during the holiday season, illiquidity in the overall credit markets and continued forecasted declines in customer demand in the luxury retail market, the Company concluded that sufficient indicators existed to require it to perform an interim goodwill impairment analysis at December 27, 2008. Accordingly the Company performed the two-step impairment analysis as required under SFAS No. 142. Based on its analysis, the Company determined that the entire carrying amount of the goodwill recorded on its books was impaired and therefore, the Company recognized an $11.2 million non-cash impairment charge.

The Company evaluated its long-lived assets for potential impairment as of December 27, 2008 in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”. The evaluation considered information available at December 27, 2008, and resulted in the determination that the carrying value of fixed assets primarily leasehold improvements at three of its U.S. retail stores would likely not be recovered through estimated future cash flows, considering assumptions regarding the expected lives of those assets. As a result, in December 2008, the Company recorded impairment charges of $0.7 million to reduce the carrying value of these assets to their estimated fair value. These charges are included as part of selling, general and administrative expenses in the Company’s Unaudited Condensed Consolidated Financial Statements.

8. Subsequent Events

In January 2009, the Company entered into a secured term loan agreement with Investissement Quebec to finance up to Cdn $2.9 million of certain operating and inventory costs related to its sponsorship as the official supplier of jewelry for the 2010 Olympic and Paralympic Winter Games. This loan will bear interest at a rate of prime plus 3.5% per annum and is repayable in 60 monthly repayments. The funding of the loan is taking place through several installments during the period commencing in February 2009 through March 2010.

In February 2009, the Company entered into a seven year secured term loan agreement with Investissement Quebec in the amount of Cdn $10.0 million. This term loan will be utilized to fund the working capital needs of the Company and for general corporate purposes and will bear interest at a rate of prime plus 5.5% per annum. The term loan will be repayable in 60 monthly payments beginning in 2011, two years after the loan is funded. The funding of the loan is expected to take place in late February or early March 2009.

The Company also received a $2 million advance in February 2009 from its controlling shareholder, Montrovest BV, to finance the Company’s liquidity and for working capital needs. This advance and any interest thereon is subordinated and postponed to the indebtedness of the Company’s existing senior credit facilities and is convertible into a convertible debenture or Class A voting shares upon the execution of a private placement or, can be repaid by the Company upon conditions stipulated in the Company’s senior facility. The cash advance will bear interest at a rate of 16% unless otherwise converted.

EXHIBIT 99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued, but are not yet effective. MD&A is presented in the following sections: Overview, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read the MD&A in conjunction with the Unaudited Condensed Consolidated Financial Statements and related notes thereto contained elsewhere in this document.

Annually, our fiscal year ends on the last Saturday of March. We refer to the prior fiscal year ended March 29, 2008 as fiscal 2008, and the current fiscal year ending March 28, 2009 as fiscal 2009. Fiscal 2008 and fiscal 2009 consist of four thirteen week periods.

Overview

Birks & Mayors is a leading designer, maker and purveyor of luxury jewelry, timepieces and giftware in Canada and the Southeastern U.S. As of January 31, 2009, we operated 37 stores under the Birks brand in most major metropolitan markets of Canada, 30 stores under the Mayors brand in Florida and Georgia, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand.

We operate our business in two geographic areas, Canada and the Southeastern U.S. We have two reportable segments, “Retail” and “Other.” Retail is comprised of our retail operations in the U.S. and Canada on a combined basis. Other consists primarily of our corporate sales division which services business customers by providing them with unique items for recognition programs, service awards and business gifts and also includes manufacturing operations, which produce unique products for the retail segment of our business.

Our net sales are comprised of revenues (including retail, corporate, catalogue and internet sales), net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average retail sale.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. SG&A includes, but is not limited to, all non-production payroll and benefits (including non-cash stock compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles and trucks. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Company’s retail brands and the Birks product brand. Marketing represented 4.7% and 5.1% of sales during the thirteen week periods ended December 27, 2008 and December 29, 2007, respectively, and 4.0% and 4.7% of sales during the thirty-nine week periods ended December 27, 2008 and December 29, 2007, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amounts of these indirect costs in SG&A are approximately $1.0 million and $1.3 million for the thirteen week periods ended December 27, 2008 and December 29, 2007, respectively, and $3.1 million for the thirty-nine week periods ended December 27, 2008 and December 29, 2007, respectively.

Although we may focus our efforts in the short-term on those strategies that are necessary in the current business climate, over the long-term we believe that the key drivers of our performance will be our ability to:

•	maintain flexible and cost effective sources of borrowings to finance our operations and strategies;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow;

•

execute our merchandising strategy to increase net sales and expand gross margin by developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, manufacture or source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors, as well as the Birks product brand, and to increase customer traffic, client acquisition and retention and net sales through regional and national advertising campaigns on television, billboards, print, catalog mailings, in-store events, community relations, media and public relations, partnerships with key suppliers, such as Mayors’ relationship with Rolex, and associations with prestige institutions;

•

provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships;

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and four-wall profitability; and

•	expand distribution by selective new store openings and integrating acquired companies in existing and new markets.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the U.S., but do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in our Annual Report on Form 20-F for the fiscal year ended March 29, 2008 filed with the SEC on June 30, 2008 in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Results of Operations

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We do not include our non-retail store sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated in local currency terms and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods.

The percentage decrease in comparable stores sales for the periods presented below is as follows:

	For the 13 weeks ended December 27, 2008	For the 13 weeks ended December 29, 2007	For the 39 weeks ended December 27, 2008	For the 39 weeks ended December 29, 2007
Canada	(18)%	(4)%	(8)%	0%
United States	(28)%	(7)%	(18)%	(1)%

Total	(23)%	(6)%	(14)%	(1)%

The decrease in comparable store sales for the thirteen and thirty-nine week period ended December 27, 2008 primarily reflects the difficulties associated with decreased consumer confidence and spending in a challenging economic environment most apparent through a decrease in store traffic in both our Canadian and U.S. markets and for the thirteen week period ended December 27, 2008, a decline in the average sale transaction.

The decrease in comparable store sales for the thirteen week and thirty-nine week periods ended December 29, 2007 primarily reflects the difficulties associated with operating in a challenging economic environment and the resulting decreased customer traffic in our Canadian and U.S. stores. Additionally, during the first half of the year, we believe the decrease in store traffic in many Canadian markets was partly due to the strength of the Canadian dollar, which in turn, resulted in a significant number of Canadians travelling and shopping outside of Canada. In the U.S., we believe that a slowing economy and a difficult real estate market, especially in Florida were key reasons for the decline in traffic. These decreases in customer traffic were partially offset by an increase in our average sale transaction both in Canada and the U.S.

Thirteen Week Period Ended December 27, 2008 compared to the Thirteen Week Period Ended December 29, 2007

Net Sales

	For the 13 weeks ended December 27, 2008	For the 13 weeks ended December 29, 2007
	(In thousands)
Net sales – Retail	$83,653	$118,541
Net sales – Other	4,414	4,073

Total Net Sales	$88,067	$122,614

Net sales for the thirteen week period ended December 27, 2008 were $88.1 million, a decrease of 28.2%, as compared to the thirteen week period ended December 29, 2007. This $34.5 million decrease in net sales was primarily attributable to a 23% decrease in comparable store sales and $9.3 million of lower net sales due to the impact of translating the sales of our Canadian operations to U.S. dollars with a significantly weaker Canadian dollar. These decreases were partially offset by $1.2 million of additional sales generated in October 2008 from one new Mayors store and the two acquired Brinkhaus stores, all of which began operations in November of 2007.

Gross Profit

	For the 13 weeks ended December 27, 2008	For the 13 weeks ended December 29, 2007
	(In thousands)
Gross Profit – Retail	$37,785	$58,299
Gross Profit – Other	(236)	1,160

Total Gross Profit	$37,549	$59,459

Total gross profit was $37.5 million or 42.6% of net sales for the thirteen week period ended December 27, 2008 compared to $59.5 million, or 48.5% of net sales, for the thirteen week period ended December 29, 2007. The 590 basis point decline as a percentage of sales is primarily attributable to the reduction of the retail prices in November 2007 of certain products sold in Canada to reduce price disparity with the U.S. market and certain sales initiatives in the U.S. and Canada, to generate sales during the extremely difficult holiday period. Gross profit – Other includes the impact of inventory provision and other unallocated costs which in the current year were higher than gross profit generated by the corporate and manufacturing operations due to under utilization of factory resources associated with the slowing production demand due to sales trends in retail.

Operating and Interest Expenses

SG&A was $29.6 million, or 33.6% of net sales, for the thirteen week period ended December 27, 2008 compared to $37.3 million, or 30.4% of net sales, for the thirteen week period ended December 29, 2007. The $7.7 million decrease in SG&A was primarily driven by a $3.1 million reduction in expenses related to foreign currency translation, a $1.7 million decline in marketing costs and a $1.2 million reduction in general operating expenses resulting from our continued efforts to reduce general corporate overhead costs, as well as decreased variable costs resulting from a lower sales volume, partially offset by $0.7 million of losses from impairment on certain long-lived assets in the U.S.

During the thirteen week period ended December 27, 2008, we determined that events and circumstances warranted a review of our goodwill for impairment. These events included a continued significant decline in our stock price, the impact of the economic crisis on our operating results and the forecasted severity of economic downturn on the luxury retail industry. We performed our analysis under the guidance of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” and based on this analysis, we determined that $11.2 million of recorded goodwill was impaired and recorded an $11.2 million non-cash charge to income. For further discussion, see Note 7 “Goodwill and Long-Lived Assets” to our Unaudited Condensed Consolidated Financial Statements.

Depreciation and amortization expense was $1.5 million or 1.7% of net sales for the thirteen week period ended December 27, 2008, as compared to $1.8 million or 1.4% of net sales for the thirteen week period ended December 29, 2007. This $0.3 million decrease is primarily due to the impact of $0.2 million of reduced expenses associated with the translation of Canadian expenses into U.S. dollars with a considerably weaker Canadian dollar as well as reduced capital expenditures in the current fiscal year.

Interest and other financial costs decreased to $2.2 million for the thirteen week period ended December 27, 2008, from $3.1 million during the comparable period last year. This $0.9 million decrease is explained by a $0.6 million reduction in financing costs primarily related to lower interest rates during the current fiscal period as compared to the same period last year and $0.3 million of lower interest expense due to foreign currency translation.

Income Taxes

We are required to estimate the amount of taxes payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our Unaudited Condensed Consolidated Financial Statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make assessments regarding the timing and probability of the ultimate tax impact. We record valuation allowances on deferred tax assets if we determine it is more likely than not that the asset will not be realized. The accounting estimates related to the tax valuation allowance require us to make assumptions regarding the timing of future events, including the probability of expected future taxable income and available tax planning opportunities. The impact of cumulative financial results for the current and most recent two years are utilized in determining the likelihood that deferred tax assets will be recognized in the future. Based on our review of the cumulative financial results for the current and past two years, our U.S. operations showed a cumulative loss primarily associated with losses incurred during the current fiscal year and while our Canadian operations showed cumulative income for the same period, however, due to the level of the pre-tax loss estimated for the current fiscal year in Canada, along with the uncertainty of positive financial results in both countries for the next fiscal year in light of the current economic slow down, we could not reach the required conclusion that we would be able to more likely than not recognize the deferred tax assets related to both our U.S. and Canadian operations. Accordingly, we established a valuation allowance of $34.3 million against the full value of the net deferred tax assets in the U.S and Canada and recorded an associated non-cash charge to income tax expense during the thirteen week period ended December 27, 2008.

Thirty-Nine Week Period Ended December 27, 2008 compared to the Thirty-Nine Week Period Ended December 29, 2007

Net Sales

	For the 39 weeks ended December 27, 2008	For the 39 weeks ended December 29, 2007
	(In thousands)
Net sales – Retail	$211,285	$241,240
Net sales – Other	10,369	9,271

Total Net Sales	$221,654	$250,511

Net sales for the thirty-nine weeks ended December 27, 2008 were $221.7 million, a decrease of $28.9 million from the thirty-nine weeks ended December 29, 2007. The 11.5% decrease in net sales was primarily driven by a 14% decline in comparable store sales and $6.2 million of lower net sales due to the impact of translating the sales of our Canadian operations to U.S. dollars with a weaker Canadian dollar, partially offset by $10.1 million of additional sales generated by two Mayors stores opened during the prior fiscal year and the two Brinkhaus stores acquired in November 2007.

Gross Profit

	For the 39 weeks ended December 27, 2008	For the 39 weeks ended December 29, 2007
	(In thousands)
Gross Profit – Retail	$97,412	$118,272
Gross Profit – Other	402	1,698

Total Gross Profit	$97,814	$119,970

Gross profit was $97.8 million, or 44.1% of net sales, during the thirty-nine week period ended December 27, 2008 compared to $120.0 million, or 47.9% of net sales, during the comparable period last year. The 380 basis point decline was primarily attributable to our decision in November 2007 to lower the retail prices of certain products sold in Canada to reduce price disparity with the U.S. market and certain sales initiatives in the U.S. and Canada, which resulted in a lower margin on the sale of selected products. The decrease in Gross Profit – Other reflects reduced production and under utilization of factory resources due to the lower production demand related to slower retail sales.

Operating and Interest Expenses

SG&A expenses were $88.0 million, or 39.7% of net sales for the thirty-nine week period ended December 27, 2008 compared to $95.9 million, or 38.3% of net sales, for the thirty-nine week period ended December 29, 2007. The $7.8 million decrease in SG&A during the thirty-nine week period ended December 27, 2008, as compared to the same period last year, was primarily driven by a $2.7 million reduction in marketing expenses, $1.0 million of lower compensation expenses, $1.6 million of lower general operating expenses resulting from our continued efforts to reduce general corporate overhead costs, as well decreased variable costs associated with a lower net sales volume, and $1.8 million of lower expenses related to foreign currency translation, partially offset by an increase in operating costs due to the opening of two new Mayors stores and acquisition of the two Brinkhaus stores in November 2007.

As discussed previously, during the thirty-nine week period ended December 27, 2008, we recorded an $11.2 million non-cash impairment charge related to our goodwill which was fully impaired. For further discussion, see Note 7 “Goodwill and Long-Lived Assets” to our Unaudited Condensed Consolidated Financial Statements.

Depreciation and amortization expense for the thirty-nine week period ended December 27, 2008 was $4.9 million compared to $5.1 million during the thirty-nine week period ended December 29, 2007. This $0.2 million decrease is primarily attributable to the translation of Canadian dollar expenses to U.S. dollars at a lower foreign exchange rate than in the comparable period last year.

Interest and other financial costs decreased to $7.4 million for the thirty-nine week period ended December 27, 2008, from $8.1 million during the comparable period last year. This $0.7 million decrease is primarily explained by a $0.5 million reduction in financing costs resulting from lower interest rates during the current fiscal period as compared to the same period last year and $0.2 million of lower costs associated with a weaker Canadian dollar.

FINANCIAL CONDITION

Liquidity and Capital Resources

In December 2008, the Company negotiated an amendment and extension of its senior secured revolving credit facility. The Company’s $160 million senior secured revolving credit facility, which was set to expire on January 19, 2009, was amended and extended for a total of $135 million and will bear interest in the range of a LIBOR rate plus 2.5% to a LIBOR based rate plus 3.0% (based on excess availability thresholds) for up to a $124 million tranche of the facility and in the range of a LIBOR based rate plus 4.5% to a LIBOR based rate plus 5.0% (based on excess availability thresholds) for an $11 million tranche of the facility. In addition, the Company obtained a $13 million secured term loan that is subordinated in lien priority to its senior secured revolving credit facility and bears interest at a rate of the greater of 16% per annum or one-month LIBOR based rate plus 12%. These two credit facilities have a three-year term expiring on December 16, 2011 and will primarily be used to finance inventory, capital expenditures, working capital and provide liquidity for other general corporate purposes and the terms of the working capital credit facility provide that no financial covenants are required to be met. Our excess borrowing capacity was $15.0 million as of December 27, 2008.

The amended senior secured credit facility contains limitations on our ability to pay dividends, more specifically, among other limitations, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve month period. Additionally, we are required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $20 million in order to qualify for payment of dividends.

During the thirty-nine week period ended December 27, 2008, we financed, as capital leases, $2.9 million of asset acquisitions, including leasehold improvements under the terms of our Master Lease Agreement to finance asset purchases and leasehold improvements.

As of December 27, 2008, we had other outstanding loans which primarily consisted of a $0.6 million term loan from Investissement Québec that bore interest at a rate of prime plus 1.5% per annum, which equated to 5.0% at December 27, 2008, and repayable until February 2010 in equal monthly capital repayments; and a $0.1 million loan payable to the Small Business Loan Fund Corporation, bearing interest at 6.0% per annum repayable in monthly installments and maturing in April 2010. In connection with the acquisition of Brinkhaus, we are required to make three equal annual payments of Cdn$1.7 million on April 30, 2009, 2010 and 2011. These payments, however, are subordinate to the senior credit facility and can only be paid it certain levels of borrowing availability under are met.

In January 2009, we finalized a secured term loan agreement with Investissement Quebec to finance up to Cdn $2.9 million of certain expenses and inventory costs related to our sponsorship as the official supplier of jewelry for the 2010 Olympic and Paralympic Winter Games. Draw downs related to this agreement will bear interest at a rate of prime plus 3.5% per annum and is repayable in 60 monthly repayments. The funding of the loan will take place through several tranches during the period commencing February 2009 through March 2010.

In February 2009, we entered into a seven year term secured term loan agreement with Investissement Quebec in the amount of Cdn $10.0 million. This term loan will be utilized to fund our working capital needs and for general corporate purposes and will bear interest at a rate of prime plus 5.5% per annum. The term loan will be repayable in 60 monthly repayments beginning in 2011, two years after the loan is funded. The funding of the loan is expected to take place in late February or early March 2009. In addition, on February 13, 2009, we received a $2.0 million advance from Montrovest BV, our controlling shareholder. These funds will be utilized to fund our working capital needs and for general liquidity purposes.

Net cash provided by operating activities was $8.6 million during the thirty-nine week period ended December 27, 2008 compared to $31.0 million during the comparable period last year. The reduction in net cash provided by operating activities is primarily attributable to a decrease in cash earnings of approximately $12.5 million, and a smaller increase in the level of accounts payable associated with a decrease in inventory purchases during the current year.

Net cash used in investing activities was $4.3 million during the thirty-nine week period ended December 27, 2008 as compared to $14.8 million for the thirty-nine week period ended December 29, 2007. This $10.5 million decrease is primarily related to the acquisition of the two Brinkhaus stores and the opening of two new Mayors’ stores in the prior year as well as a decrease in store renovations.

Net cash used in financing activities was $0.7 million during the thirty-nine week period ended December 27, 2008 as compared to $15.6 million for the thirty-nine week period ended December 29, 2007. This $14.9 million decrease is primarily due to a lower lever of capital expenditures and the financing of the acquisition of two Brinkhaus stores in the prior year.

Maintenance of sufficient cash and the availability of funding through an adequate amount of committed financing are necessary for us to fund our day-to-day operations. Our ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, or to fund planned capital expenditures and store operations will depend on our future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond our control.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risks

One of our primary market risk exposures is interest rate risk. Borrowings under the working capital credit facility, $13 million secured term loan and the term loan from Investissement Québec bore interest at floating rates which are based on LIBOR or prime plus any additional applicable rate under the terms of the agreement. As of December 27, 2008, we had approximately $105.4 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating-rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $1.1 million.

Currency Risk

Another significant market risk we are exposed to is the operating risk associated with the fact that a significant portion of our business is in Canada. The continued fluctuations in the Canadian dollar relative to the U.S. dollar may continue to impact the purchase prices of some of our products and may continue to influence the shopping patterns and behaviors of our Canadian and U.S. consumers. In addition, while we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at period-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our Canadian dollar denominated debt and other liabilities. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically platinum, gold and silver. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. We are exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of gold which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. For accounting purposes, the hedging agreements did not qualify to be treated as accounting hedges and, accordingly, are marked to market at the end of every quarter.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward-looking statements, such as inaccurate assumptions and other risks and uncertainties, some known and some unknown. No forward-looking statement is guaranteed and actual results may vary materially. Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

One should carefully evaluate such statements by referring to the factors described in our filings with the SEC, especially on Forms 20-F and 6-K. Particular review is to be made of Items 3, 4 and 5 of Form 20-F where we discuss in more detail various important risks and uncertainties that could cause actual results to differ from expected or historical results. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Since it is not possible to predict or identify all such factors, the identified items are not a complete statement of all risks or uncertainties.